Contact

www.linkedin.com/in/sivanadarajah (LinkedIn)
www.jogohealth.com (Company)

Publications

Signals from Noise: Making the Most of Social Media Intelligence

Siva Nadarajah

Co-Founder, JOGO Health - Digitally powered virtual care for #migraine #cancerpain #chronicpain #parkinson's #incontinence #stroke

Bridgewater, New Jersey, United States

Summary

Thinking of JOGO Health..

Experience

JOGO Health Inc.

Co-Founder and President
August 2019 - Present (4 years 5 months)
Greater New York City Area

JOGO Health is a virtual care company that uses clinically proven digital interventions to treat pain, neuromuscular, movement and pelvic floor disorders

INTERNATIONAL MEDICAL HEALTH ORGANIZATION

Director, Board Of Directors
July 2020 - Present (3 years 6 months)
Columbus, Ohio, United States

IMHO is a grassroots global health nonprofit organization that seeks to improve and develop healthcare services and infrastructure in under-served regions worldwide. The organization was founded on principles of humanitarianism and neutrality in 2004 by a volunteer group of committed doctors and other professionals that shared a vision for improved global health and medical care. IMHO aims to improve health care across the globe for those in need, by identifying health needs and providing resources & training to address those needs.

We believe in empowering communities to build their own health systems, improve overall health, and respond to health needs as they arise.
IMHO frequently partners with local and international non-governmental organizations to better channel assistance to needy populations. Our work is focused in the areas of Primary Care & Public Health, Health Education & Training, and Capacity-Building. Over the years we have impacted

thousands of lives and invested more than $3.5M in development projects and assistance!

In 2008, IMHO (which was originally formed in the US in 2004) grew with the addition of IMHO Canada, which now serves as an independent not-for-profit organization that coordinates efforts closely with IMHO USA. In late 2010, IMHO Lanka and IMHO European Union/UK were officially launched as well, marking a new frontier in the growth of the organization. IMHO USA is a registered USAID Private Voluntary Organization and a member of InterAction, the largest conglomeration of US-based relief & development agencies.

Wikimedia Foundation - New York City Chapter
Voting Member
November 2011 - Present (12 years 2 months)

New York City

IQVIA
Global Head and General Manager, AETracker
April 2013 - July 2019 (6 years 4 months)

Greater New York City Area

General Manager with a global P/L for AETracker and Nexxus Social - an AI powered bigdata solution that identifies adverse events, off-label and other risk factors in bigdata for healthcare companies.

Semantelli Corp. (acquired by IQVIA)
Founder and CEO
May 2010 - April 2013 (3 years)

New Jersey, USA

Semantelli provides AI driven drug safety detection and social media compliance and listening solutions for the global healthcare and Life Sciences companies. We are ranked by IDC as leaders in social analytics for pharma. Customers include Top 10 Pharma, consumer health and hospitals.

Cegedim Dendrite
9 years 2 months

Senior Director, Global CRM Solutions
February 2007 - April 2010 (3 years 3 months)

Product Strategy and Sales Engineering for Global CRM, KOL Management, Customer Master and Aggregate Spend Solutions

Senior Enterprise Sales Engineer

February 2003 - February 2007 (4 years 1 month)

Sales Engineering for Global CRM, KOL Management, Customer Master and Aggregate Spend Solutions

Technical Project Manager
March 2001 - March 2003 (2 years 1 month)

Technical Project Management for CRM Solutions

IGATE CORP
Software Engineer
December 1998 - March 2001 (2 years 4 months)

Internet Security, Online Mapping & Driving Direction Optimization, Fuzzy Logic based querying.

Clients included RandMcnally and AutoNation.

V-CUBE INC
EDA Software Engineer
July 1997 - December 1998 (1 year 6 months)

Stimuli Generation / Simulation for Verilog HDL

VIRTUSA
Software Engineer
September 1996 - July 1997 (11 months)

Internet Security

Education

University of Peradeniya
BSEE, Electrical and Electronics Engineering · (1992 - 1996)

Harvard Business School
Executive Education, Leading Product Development · (2006 - 2006)